UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Lincoln Bain Capital Total Credit Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1301 South Harrison Street

Fort Wayne, Indiana 46802

Telephone Number (including area code):

(484) 583-2607

Name and address of agent for service:

Ronald A. Holinsky, Esquire

Lincoln Financial

150 N. Radnor-Chester Road

Radnor, PA 19087

COPIES TO:

Richard Horowitz, Esq.

Kaitlin McGrath, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the city of Radnor and state of Pennsylvania on the 19th day of March 2025.

Lincoln Bain Capital Total Credit Fund

By:	/s/ Benjamin A. Richer
Benjamin A. Richer
Senior Vice President